UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

EXETER RESOURCE CORPORATION

(Name of Subject Company (Issuer))

GOLDCORP INC.

(Names of Filing Persons (Offeror))

Common Shares

(Title of Class of Securities)

301835104

(CUSIP Number of Class of Securities)

Charlene Ripley

Randall Chatwin

Goldcorp Inc.

Suite 3400, Park Place

666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David S. Stone John J. Koenigsknecht Neal Gerber & Eisenberg LLP 2 North LaSalle Street, Suite 1700 Chicago, IL 60602-3801 (312) 269-8000	Paul Stein Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$174,154,246.70	US$20,184.48

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.82, which is the average of the high and low sale prices of Exeter Resource Corporation’s common shares (the “Common Shares”) as reported on the NYSE MKT on April 12, 2017, and (ii) 99,405,253, which is the estimated number of outstanding Common Shares (assuming full conversion of all outstanding convertible securities for Common Shares).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$20,184.48	Filing Party: Goldcorp Inc.
Form or Registration No: F-10	Date Filed: April 20, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13d under Rule 13d-2.

☒	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 20, 2017 (as amended, the “Schedule TO”) by Goldcorp Inc. (“Goldcorp”), a corporation organized under the laws of the Province of Ontario.

The Schedule TO relates to the offer to purchase (the “Offer”) by Goldcorp for all of the issued and outstanding common shares (the “Common Shares”) of Exeter Resource Corporation (“Exeter”), a company organized under the laws of the Province of British Columbia.

The information set forth in the Offer to Purchase and Circular dated April 20, 2017 (as amended, the “Offer to Purchase and Circular”), the Letter of Transmittal, the Notice of Guaranteed Delivery, filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to this Schedule TO, the Notice of Extension and Variation dated May 26, 2017, filed as Exhibit (a)(1)(viii) to the Schedule TO (the “Notice of Extension and Variation”), and the Notice of Extension dated June 7, 2017, filed as Exhibit (a)(1)(ix) to the Schedule TO (the “Notice of Extension”) including all schedules, exhibits and annexes thereto, is expressly incorporated by reference herein in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Goldcorp has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular as a prospectus (the “Prospectus”), and also has filed or will file the Offer to Purchase and Circular and all other tender offer documents required under applicable Canadian and United States securities regulations.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule TO.

General

The Offeror has taken up 77,428,836 Common Shares, being all of the Common Shares validly deposited under the Offer representing, on a non-diluted basis, approximately 82.5% of the issued and outstanding Common Shares. Goldcorp will also acquire an additional 645,448 Exeter Shares deposited under the procedures for notices of guaranteed delivery in respect of the Offer, which together with all other Exeter Shares deposited under the Offer will result in a total acquisition of 78,074,284 Exeter Shares representing approximately 83.2% of the outstanding Exeter Shares (on a non-diluted basis). The Offer expired in accordance with its terms as at 5:00 p.m. (Toronto time) on June 20, 2017.

Item 12	Exhibits.

Item 12 of Schedule TO is amended and supplemented by adding the following:

(a)(5)(vii)	Press Release of Goldcorp Inc, dated June 20, 2017 (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 with the Commission on June 20, 2017) *
* Incorporated by reference

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.

By:	/s/ David Garofalo
Name: David Garofalo
Title: President and Chief Executive Officer

Dated: June 20, 2017

[Signature Page to Schedule TO/A #7]

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer to Purchase and Circular dated April 20, 2017. ***

(a)(1)(ii)	Letter of Transmittal. ***

(a)(1)(iii)	Notice of Guaranteed Delivery. ***

(a)(1)(iv)	Annual Information Form, dated March 16, 2017, for the year ended December 31, 2016 (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 40-F (Commission File No. 001-12970), filed with the Commission on March 16, 2017 (the “Form 40-F”)). **

(a)(1)(v)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016 (incorporated by reference to Exhibit 99.2 to the Form 40-F). **

(a)(1)(vi)	Audited Consolidated Financial Statements of Goldcorp for the years ended December 31, 2016 and 2015 (incorporated by reference to Exhibit 99.3 to the Form 40-F). **

(a)(1)(vii)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2017 (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017). **

(a)(1)(vii)	Condensed Interim Consolidated Financial Statements of the Company for the three months ended March 31, 2017 and 2016 (incorporated by reference to Exhibit 99.2 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017). **

(a)(1)(viii)	Notice of Extension and Variation, dated May 26, 2017. *****

(a)(1)(ix)	Notice of Extension, dated June 7, 2017. *

(a)(4)(i)	Prospectus (incorporated by reference to Goldcorp’s Registration Statement on Form F-10 (Registration No. 333-217392) filed with the Commission on April 20, 2017). **

(a)(5)(i)	Press Release dated April 20, 2017. ***

(a)(5)(ii)	Outbound Calling Script. ****

(a)(5)(iii)	Question and Answer Script. ****

(a)(5)(iv)	Press Release dated April 26, 2017—Goldcorp Reports First Quarter 2017 Results (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017). **

(a)(5)(v)	Press Release of Goldcorp Inc, dated May 26, 2017 (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 with the Commission on May 26, 2017). **

(a)(5)(vi)	Press Release of Goldcorp Inc, dated June 7, 2017 (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 with the Commission on June 7, 2017). **

(a)(5)(vii)	Press Release of Goldcorp Inc, dated June 20, 2017 (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 with the Commission on June 20, 2017). **

(d)(1)(i)	Amended and Restated Support Agreement, dated April 19, 2017, between Goldcorp and Exeter. ***

(d)(1)(ii)	Form of Lock-Up Agreement entered into between Goldcorp and each director and officer of Exeter on March 28, 2017. ***

*	Previously filed with the Registrant’s Amendment No. 6 to Schedule TO as filed with the Commission on June 7, 2017.
**	Incorporated by reference.
***	Previously filed with the Registrant’s Schedule TO as filed with the Commission on April 20, 2017.
****	Previously filed with the Registrant’s Amendment No. 1 to Schedule TO as filed with the Commission on April 28, 2017.
*****	Previously filed with the Registrant’s Amendment No. 5 to Schedule TO as filed with the Commission on May 26, 2017.

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